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                                 [LOGO]

                                                               September 4, 1998

Dear Stockholders:

    I am pleased to inform you that Mycogen Corporation (the "Company") has entered into an Agreement and Plan of Merger dated as of August 31, 1998 (the "Merger Agreement") with Dow AgroSciences LLC ("Parent") and AgroSciences Acquisition Inc. ("Purchaser"), both indirect wholly-owned subsidiaries of The Dow Chemical Company ("TDCC"), pursuant to which Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares ("Shares") of the common stock, par value $0.001 per share (including the associated preferred stock purchase rights) ("Common Stock") of the Company at a purchase price of $28.00 per Share, net to the seller in cash. The Merger Agreement provides for the making of the Offer which, if consummated and certain conditions are satisfied, will be followed by a merger of Purchaser with and into the Company (the "Merger"), with the Company surviving as an indirect wholly-owned subsidiary of TDCC.

    In the Merger, Shares (other than Shares owned by Parent, Purchaser or the Company or Shares held by stockholders who properly exercise dissenters' rights under California law) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer, without interest thereon.

    BOTH YOUR BOARD OF DIRECTORS AND A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS HAVE UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY (OTHER THAN TDCC OR ITS AFFILIATES). YOUR BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Board of Directors and the Special Committee each gave consideration to the factors described in the attached
Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Wasserstein Perella & Co., Inc., the Special Committee's financial advisors, that, subject to the various assumptions and limitations set forth therein, as of the date of such opinion, the $28.00 cash price to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement is fair to such holders (other than TDCC or its affiliates) from a financial point of view.

    In addition to the attached Schedule 14D-9, enclosed is the Offer to Purchase dated September 4, 1998, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares pursuant to the Offer. These documents state the terms and conditions of the Offer and the Merger, provide detailed information about the transactions and include instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          Very truly yours,

                                                        [LOGO]

                                          PRESIDENT